Exhibit 99.1

The matters described in this notice involve securities of Japanese companies. Information distributed in connection with these matters is subject to Japanese disclosure requirements that are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of these matters since the companies are located in Japan and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

This document has been translated from the Japanese-language original for reference purposes only. While this English translation is believed to be generally accurate, it is subject to, and qualified by, in its entirety, the Japanese-language original. Such Japanese-language original shall be the controlling document for all purposes.

To All Shareholders:

September 10, 2019

Yuuri Ono
President and CEO
Tabuchi Electric Co., Ltd.
3-4-30 Miyahara, Yodogawa-ku,
Osaka, Japan

Notice Concerning Share Exchange

Tabuchi Electric Co., Ltd. (the “Company”) hereby announces that it has resolved at its Ordinary General Meeting of Shareholders held on June 25, 2019 to execute a share exchange (the “Share Exchange”) with Diamond Electric Holdings Co., Ltd. (headquartered at 1-15-27 Tsukamoto, Yodogawa-ku, Osaka), through which Diamond Electric Holdings Co., Ltd. shall become the wholly owning parent, and the Company shall become the wholly owned subsidiary, effective on October 1, 2019.

Shareholders who disagree with the Share Exchange and wish to exercise the right to request purchase of their shares by the Company pursuant to the provisions of Article 785, Paragraph 1 of the Companies Act are requested to notify the Company in writing of such intention, indicating the number of shares to be purchased by the Company by the day immediately preceding the effective date above, starting 20 days prior to such effective date.

When notifying the Company, please be sure to indicate the name of your account management institution (securities firm, etc.) where you deposit the shares of the Company, your subscriber account code, and your contact telephone number.

In addition, please file a request with your account management institution (securities firm, etc.) to notify your individual shareholder information to the Company via Japan Securities Depository Center, Inc. and to transfer your shares for purchase to the Company’s designated account below.

If you have not completed the share transfer to the Company’s designated account below by September 30, 2019, you may not be able to exercise your right to request share purchase due to procedural issues. As the transfer processing time varies depending on your account management institution, we recommend you to contact your account management institution at an early opportunity.

The procedure above is intended to prevent issues in exercising the right to request share purchase and ensure the safe exercise of shareholders’ rights. Your understanding is very much appreciated.

Account management institution for
share transfer (purchasing account):	Sumitomo Mitsui Trust Bank, Limited
Name of the account holder:	Tabuchi Electric Co., Ltd.
The Company’s subscriber account code:	0029473 04213 969000030

Should you have any queries regarding the procedure above, please contact the Company’s General Affairs (TEL: +81-6-4807-3500).